New Nouveau
Brunswick
CANADA

2011-2012
First Quarter Report

Hon. Blaine Higgs

Minister of Finance

October 2011

2011 Economic Update

2011 Statistical Summary (to date)
Growth Rates[1]

	NB	Canada	Reference Period
	(2010 to 2011)		
Population and Labour Force			
Total Population	0.3	1.1	April
Employment	-1.7	1.7	Jan-Aug
Unemployment Rate (%)	10.1	7.8	Jan-Aug
Indicators			
Foreign Exports	19.4	10.1	Jan-July
Retail Trade	4.5	3.3	Jan-June
Average Weekly Earnings	3.8	3.4	Jan-June
Housing Starts	-31.1	-4.6	Jan-June
Manufacturing Sales	15.7	6.4	Jan-July
Consumer Price Index	3.2	2.9	Jan-July

[1]Per cent change unless otherwise indicated

Source: Statistics Canada

- The 2011-2012 Budget estimate of 1.5 per cent growth in real GDP in the New Brunswick economy is still valid, and comparable to the latest survey of private sector forecasters.
- Since January 2007, New Brunswick's population has increased in 16 of the last 17 quarters.
- New Brunswick's labour force is contracting in 2011 with employment falling by 6,000 so far this year. Gains in part-time employment have not been enough to offset full-time losses.
- Job losses are greatest in trade (-4,200), education (-1,800) and other services (-1,800).
- Growth in exports and manufacturing sales in New Brunswick has been among the strongest in the country so far in 2011, largely as a result of rising world energy prices.
- Retail sales have shown healthy growth so far this year, up 4.5 per cent, outpacing the national increase of 3.3 per cent.
- Consumer inflation in the province has averaged 3.2 per cent, slightly higher than the national growth rate of 2.9 per cent.

2011-2012 Fiscal Update

Based on first quarter information, a revised deficit of $514.3 million is projected for 2011-2012. This is an increase of $65.5 million compared to the budget estimate of $448.8 million.

Net debt is projected to increase $678.4 million year-over-year, an increase of $48.2 million from budget.

Revenues are currently tracking on budget with a slight increase of $1.1 million. There are only a few material variances:

- Lottery revenues are down $8.2 million due to several factors including higher than anticipated payments to First Nations, lower than anticipated profits for Atlantic Lottery Corporation and lower casino revenues projected.
- *Motor Vehicle Act* fees are up $7.4 million due to an increase in volume for motor vehicle registrations.
- Special Operating Agency funding is up $1.5 million mainly due to various funding agreements within the Regional Development Corporation.

Expenses are $66.6 million higher than budget. Contributing factors include:

- $19.2 million increase in the Department of Health mainly due to higher than anticipated expenditures within the Prescription Drug Program and the Regional Health Authorities.
- $37.1 million increase in General Government primarily due to increases in pension expense and provision for losses.
- $9.1 million increase in the Department of Social Development mostly due to additional expenditures in the Income Security Program.

These expenses are partially offset by a number of under-expenditures, including a decrease in the Department of Transportation due to the recognition of rehabilitation payments under public-private partnerships as investments in tangible capital assets.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 1st Quarter**
Revenue		
Ordinary Account	7,232,630	7,231,667
Capital Account	215	395
Special Purpose Account	60,678	60,767
Special Operating Agency Account (net)	83,548	85,082
Sinking Fund Earnings	228,600	228,600
Amortization of Deferred Capital Contributions	36,408	36,717
Total Revenue	**7,642,079**	**7,643,228**
Expense		
Ordinary Account	7,538,713	7,588,129
Capital Account	70,510	74,718
Special Purpose Account	67,728	68,596
Special Operating Agency Account (net)	85,965	89,910
Amortization of Tangible Capital Assets	327,985	336,138
Total Expense	**8,090,901**	**8,157,491**
Surplus (Deficit)	**(448,822)**	**(514,263)**

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 1st Quarter**
Taxes		
Personal Income Tax	1,279,000	1,279,000
Corporate Income Tax	243,600	243,600
Metallic Minerals Tax	39,000	39,000
Provincial Real Property Tax	448,000	448,000
Harmonized Sales Tax	1,083,800	1,083,800
Gasoline and Motive Fuels Tax	247,300	247,300
Tobacco Tax	145,300	145,300
Pari-Mutuel Tax	640	640
Insurance Premium Tax	43,154	43,154
Real Property Transfer Tax	6,400	6,400
Financial Corporation Capital Tax	14,000	14,000
Sub-total: Taxes	3,550,194	3,550,194
Return on Investment	423,870	414,437
Licences and Permits	122,167	129,911
Sale of Goods and Services	289,630	288,881
Royalties	85,920	85,720
Fines and Penalties	8,956	8,956
Miscellaneous	29,447	29,447
TOTAL: OWN SOURCE REVENUE	4,510,184	4,507,546
Unconditional Grants – Canada		
Fiscal Equalization Payments	1,632,600	1,632,600
Canada Health Transfer	605,700	605,700
Canada Social Transfer	251,400	251,400
Wait Times Reduction Transfer	5,459	5,459
Other	1,938	1,938
Sub-total: Unconditional Grants – Canada	2,497,097	2,497,097
Conditional Grants – Canada	225,349	227,024
TOTAL: GRANTS FROM CANADA	2,722,446	2,724,121
TOTAL: GROSS ORDINARY REVENUE	7,232,630	7,231,667

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

DEPARTMENT	Year Ending March 31 2012 Estimate	2012 1st Quarter
Agriculture, Aquaculture and Fisheries	40,372	41,382
Business New Brunswick	28,341	28,641
Education and Early Childhood Development	1,060,976	1,060,976
Energy	2,910	2,890
Energy Efficiency and Conservation Agency of New Brunswick	17,040	17,040
Environment	16,563	16,788
Executive Council Office	5,623	5,614
Finance	20,522	19,822
General Government	647,853	684,922
Health	2,534,448	2,553,614
Intergovernmental Affairs	3,066	3,056
Invest NB	3,000	3,000
Justice and Consumer Affairs	43,470	44,670
Legislative Assembly	20,513	22,314
Local Government	119,808	119,808
Maritime Provinces Higher Education Commission	274,101	274,101
Natural Resources	111,401	111,401
Office of the Attorney General	17,538	17,338
Office of Human Resources	3,092	2,892
Office of the Premier	1,590	1,586
Post-Secondary Education, Training and Labour	304,033	305,284
Public Safety	135,862	135,862
Regional Development Corporation	74,244	74,244
Service of the Public Debt	679,993	679,993
Social Development	1,009,941	1,019,033
Supply and Services	125,226	125,226
Tourism and Parks	28,959	29,094
Transportation	189,136	168,446
Wellness, Culture and Sport	19,092	19,092
TOTAL	**7,538,713**	**7,588,129**

The 2012 Estimates were restated to include departmental transfers and reorganization.

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 1st Quarter**
Surplus (Deficit)	(448,822)	(514,263)
Acquisition of Tangible Capital Assets	(522,406)	(515,983)
Amortization of Tangible Capital Assets	327,985	336,138
Revenue Received to Acquire Tangible Capital Assets	49,395	52,406
Amortization of Deferred Capital Contributions	(36,408)	(36,717)
(Increase) Decrease in Net Debt	**(630,256)**	**(678,419)**